787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Sonny Oh, Esq.

Re:	Anchor Series Trust (the “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of

1934, filed on November 6, 2019

Investment Company Act File No. 811-03836

Dear Mr. Oh:

This letter is in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) via telephone on November 15, 2019, to the undersigned and Ms. Stacey P. Ruiz of Willkie Farr & Gallagher LLP, relating to the Preliminary Proxy Statement on Schedule 14A filed on November 6, 2019, with respect to the SA BlackRock Multi-Asset Income Portfolio (the “Portfolio”), a series of the Registrant.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A revised Proxy Statement, which reflects changes made in response to the Staff’s comments, along with changes to update certain other information, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement.

I.	GENERAL COMMENTS

Comment 1:

Please provide a response letter in advance of the mailing of the Proxy Statement. We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    PARIS    FRANKFURT    BRUSSELS    MILAN     ROME

Response 1:	The Registrant will respond as requested.

Comment 2:	Please confirm that the Registrant will stay current on all SEC required filing obligations relating to the Portfolio leading up to the liquidation of the Portfolio.

Response 2:	The Registrant confirms that it will stay current on all SEC required filing obligations relating to the Portfolio leading up to the liquidation of the Portfolio.

Comment 3:	Please mark the Portfolio’s series and identifiers as inactive once the liquidation of the Portfolio is complete.

Response 3:	The Registrant submits that it will mark the Portfolio’s series and identifiers as inactive once the liquidation of the Portfolio is complete.

Comment 4:	Please confirm that the Registrant will use reasonable efforts to locate all shareholders of the Portfolio in regard to the liquidation of the Portfolio.

Response 4:	The Registrant will use reasonable efforts to locate all shareholders of the Portfolio in regard to the liquidation of the Portfolio.

Comment 5:

Please confirm that the Portfolio will decide on the collectability of all receivables and that the Portfolio will include in its prospective liquidation costs anything it believes will not be collected.

Response 5:	The Portfolio confirms that it will decide on the collectability of all receivables and that the Portfolio will include in its liquidation costs anything it believes will not be collected.

Comment 6:

Please advise whether Codification Topic 450 and the Statement of Financial Accounting Standards No. 5 will be used in the accounting for the liquidation (i.e., the Portfolio has set aside the appropriate amount of assets to cover its liabilities).

Response 6:	The Portfolio confirms that, to the extent applicable, it will use Codification Topic 450 and the Statement of Financial Accounting Standards No. 5 in the accounting for the liquidation.

II.	LETTER TO CONTRACT OWNER

Comment 7:

The last sentence of the first paragraph states in relevant part that “you have the right to instruct the life insurance company that issued your variable contract as to the manner in which the shares of the Portfolio should be voted.” Please insert the words “you own” after the phrase “shares of the Portfolio.”

Response 7:	The requested change has been made.

III.	NOTICE

Comment 8:

The second sentence of the third paragraph of the Notice states in relevant part that owners of Variable Contracts “have the right to instruct the Insurance Company that issued their contract as to the manner in which shares of the Portfolio should be voted.” Please insert the words “they own” after the phrase “shares of the Portfolio.”

Response 8:	The requested change has been made.

Comment 9:

The fourth paragraph of the Notice states in relevant part to “provide your vote or voting instructions.” Since contract owners will only be providing voting instructions, this language appears to be confusing. Please consider revising.

Response 9:	The requested change has been made.

IV.	PROXY STATEMENT

Comment 10:	Please disclose on the first page of the Proxy Statement the approximate date that the Proxy Statement will be mailed to shareholders.

Response 10:	The requested disclosure has been added.

Comment 11:	In the second paragraph of the section entitled “Introduction,” please include a reference to the annual and semi-annual reports for the Goldman Sachs Government Money Market Fund.

Response 11:	The requested disclosure has been added.

Comment 12:	In the section entitled “The Liquidation,” please include more information with respect to the Registrant and the Portfolio in the first paragraph.

Response 12:

The Registrant has revised the disclosure to read as follows: “The Trust, ~~is~~ organized as a Massachusetts business trust on August 26, 1983, is an open-end management investment company registered under the 1940 Act. The Trust consists of 5 series, including the Liquidating Fund. The Trust’s Amended and Restated Declaration of Trust permits the liquidation of any series by the Board, provided written notice is given to shareholders.”

Comment 13:

After the last sentence of the first paragraph in the section entitled “The Liquidation,” please disclose whether a vote of shareholders is required to approve the liquidation. If a vote of shareholders is not required, please disclose why a vote is being undertaken by the Liquidating Fund.

Response 13:

The Registrant has added the following disclosure after the last sentence of the first paragraph: “However, the staff of the Securities and Exchange Commission (the “SEC”) has taken the view that when a variable product fund is affiliated with the insurance company that sponsors the variable product, the 1940 Act prohibits the liquidation of the fund and the subsequent reinvestment of those assets in a money market fund unless the insurance company has received an SEC substitution order or shareholder approval. Thus, the Board approved the Plan of Liquidation for the Liquidating Fund, subject to shareholder approval.”

Comment 14:	In the subsection entitled “The Liquidation – Reasons for the Liquidation,” please update the amount of assets in the Portfolio as of a more recent date.

Response 14:	The requested change has been made.

Comment 15:	In the subsection entitled “The Liquidation – Approval of the Liquidation,” please add any adverse factors about the liquidation that the Board may have discussed.

Response 15:	The requested change has been made.

Comment 16:

In the subsection entitled “The Liquidation – Approval of the Liquidation,” please disclose the total amount of brokerage fees and other transaction costs to be incurred in connection with the sale of the Portfolio’s holdings in connection with the Liquidation and the percentage impact they will have, if any, on the net asset value of the Liquidating Fund.

Response 16:	The Registrant has added the requested disclosure to the subsection entitled “Summary of the Plan of Liquidation – Expenses of the Liquidation.”

Comment 17:	In the section entitled “Summary of the Plan of Liquidation,” the first paragraph contains a lot of text. Please make it reader friendly.

Response 17:	The requested change has been made.

Comment 18:

In the subsection entitled “Summary of the Plan of Liquidation – Effect of the Plan of Liquidation,” it states that a Contact Owner “will receive an interest in that investment option having the same value as the value of the shares of the Liquidating Fund.” Please consider revising the phrase “same value as the value of shares” to refer to variable contract value instead.

Response 18:	The requested change has been made.

Comment 19:

In the subsection entitled “Summary of the Plan of Liquidation – Information about the Goldman Sachs Money Market Fund,” please include a reference to the annual and semi-annual reports for the Goldman Sachs Government Money Market Fund.

Response 19:	The requested disclosure has been added.

Comment 20:

In the subsection entitled “General Information – Voting Options,” please disclose whether a shareholder can revoke a previously submitted proxy card or voting instruction card via telephone or Internet.

Response 20:	The Registrant confirms that a previously submitted proxy card or voting instruction card may be revoked via telephone or Internet. Accordingly, the requested change has been made.

Comment 21:	In the second paragraph of the subsection entitled “General Information – Voting by the Insurance Companies,” please revise the term “Variable Contract owner” to “Contract Owner.”

Response 21:	The requested change has been made.

Comment 22:

In the first sentence of the second paragraph in the subsection entitled “General Information – Voting by the Insurance Companies,” please revise the phrase “equal to the number of shares, or fraction of shares, held in the Separate Account attributable to the owner’s Variable Contract on the Record Date” to clarify that such shares relate solely to the Portfolio.

Response 22:

The Registrant has revised the disclosure to read as follows: “The number of shares of beneficial interest in the Liquidating Fund for which a Contract Owner ~~Variable Contract owner~~ may give voting instructions is equal to the number of shares, or fraction of shares, of the Liquidating Fund held in the Separate Account attributable to the owner’s Variable Contract on the Record Date.”

Comment 23:

In the subsection entitled “General Information – Voting by the Insurance Companies,” please disclose how abstentions count towards quorum and also disclose, if applicable, the effect of broker non-votes.

Response 23:

The Registrant submits that no broker non-votes will be received in connection with the Proxy Statement. The Registrant has revised the last sentence of the subsection entitled “General information – Quorum” to read as follows: “Shares held by shareholders present in person or represented by proxy at the Meeting (including the Insurance Companies) and entitled to vote, including abstentions, will be counted both for the purpose of determining the presence of a quorum and for calculating the votes cast on any proposal before the Meeting.”

Comment 24:

The second sentence of the fourth paragraph of the subsection entitled “General Information – Voting by the Insurance Companies” states “[t]herefore, a small number of Variable Contract owners may determine whether or not the Proposal is approved.” Please consider utilizing the term “proportionate voting” in this sentence for clarity.

Response 24:

The Registrant respectfully declines to make this change as it believes that the disclosure is clear. However, it has revised the first sentence of the paragraph to read as follows: “The Insurance Companies do not require that a specified number of Contract Owners submit voting instructions before the Insurance Companies will proportionally vote the shares of the Liquidating Fund held by their respective Separate Accounts at the Meeting.”

Comment 25:

Please confirm the accuracy of the penultimate sentence of the last paragraph in the subsection entitled “General Information – Voting by the Insurance Companies.” The Staff notes that insurance companies generally utilize a mirror voting arrangement.

Response 25:	The Registrant has deleted the above-referenced sentence.

Comment 26:

In the subsection entitled “General Information – Ownership of Shares of the Liquidating Fund,” please confirm that the number of shares outstanding of each share class represents the number of votes for each share class.

Response 26:	The Registrant confirms that the number of shares outstanding of each share class of the Portfolio disclosed in the above-referenced subsection represents the number of votes for each share class.

Comment 27:	Please provide disclosure for Item 23 of Schedule 14A.

Response 27:	The requested disclose has been added.

V.	PROXY CARD AND VOTING INSTRUCTION CARD

Comment 28:

Please highlight the following language in the proxy card “and to use their discretion to vote for any other matter as may properly come before the Meeting or any postponements or adjournments thereof.”

Response 28:	The requested change has been made.

Comment 29:	Please add check boxes (i.e., “For”, “Against” and “Abstain”) to Proposal 2 of the proxy card and voting instruction card or delete Proposal 2.

Response 29:	The Registrant has deleted Proposal 2 from the proxy card and voting instruction card.

Should you have any questions concerning the above, please call the undersigned at 212-728-8427.

Very truly yours,

/s/ Allison H. Schwartz

Allison H. Schwartz

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq. SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP